Filed by Galileo Acquisition Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

under the Securities Exchange Act of 1934, as amended

Subject Company: Galileo Acquisition Corp.

Commission File No.: 001-39092

Date: September 9, 2021

On September 9th, 2021, Shapeways, Inc. (“Shapeways”), which is party to a previously disclosed Agreement and Plan of Merger and Reorganization, dated as of April 28, 2021, with Galileo Acquisition Corp., among other parties, through its social media accounts, shared the following posts on Twitter.

On September 9th, 2021, Shapeways shared the following posts on Twitter under the Twitter handle @shapeways (https://twitter.com/shapeways)

•	Read more about the proposed business combination with Shapeways and $GLEO (https://www.shapeways.com/presscorner/galileo-acquisition-corp-announces-effectiveness-of-registration-statement-and-special-meeting-date-for-proposed-business-combination-with-shapeways)

•	$GLEO Announces Effectiveness of Registration Statement with Shapeways Read more: https://www.shapeways.com/presscorner/galileo-acquisition-corp-announces-effectiveness-of-registration-statement-and-special-meeting-date-for-proposed-business-combination-with-shapeways

On September 9th, 2021, Sarah Thorn, the Social Media Specialist of Shapeways, through Shapeways’ social media accounts, shared the following posts on Twitter.

Members of the board of directors of Shapeways, Josh Wolfe and Albert Wenger, posted the following on their personal Twitter handles.